Mail Stop 3010

May 19, 2009

VIA USMAIL and FAX (213) 627-5979

Mr. Andrew Murray
Chief Financial Officer
Meruelo Maddux Properties, Inc.
761 Terminal Street, Building 1, Second Floor
Los Angeles, California 90021

> **Re: Meruelo Maddux Properties, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on March 31, 2008**
> **File No. 001-33262**

Dear Mr. Andrew Murray:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief